Treasury
350-363 Broadway, Winnipeg, Manitoba, Canada R3C 3N9
T 204-945-3702 F 204-948-2569
July 23, 2010
Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Michael D.V. Coco

Re:	Province of Manitoba — Registration Statement Pursuant to Schedule B Registration No. 333-168286
Dear Mr. Coco:
On behalf of the Province of Manitoba (the “Province”), we hereby respectfully request that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated to 5:00 p.m. EDT, July 26, 2010, or as soon thereafter as is practicable.
In requesting acceleration of effectiveness of the Registration Statement, the Province acknowledges that:
1.	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Province from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Province may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Garry Steski

Garry Steski
Director of Capital Markets
cc:     Robert E. Buckholz, Jr., Sullivan & Cromwell LLP